August 23, 2019

Wetteny Joseph
Senior Vice President and Chief Financial Officer
Catalent, Inc.
14 Schoolhouse Road
Somerset, NJ 08873

       Re: Catalent, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed August 28, 2018
           Form 10-Q for the Quarterly Period Ended December 31, 2018 Filed February 5, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 7, 2019
           Form 8-K dated February 5, 2019
           Filed February 5, 2019
           File No. 001-36587

Dear Mr. Joseph:

       We have reviewed your August 8, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2019 letter.

Form 8-K Dated February 5, 2019

Exhibit 99.1, page 14

1. Refer to your response to our prior comment 7. We believe that recognizing the $15.1 million adjustment within your calculation of your non-GAAP measures of Adjusted
      EBITDA and Adjusted Net Income represents revenue that was not earned during the period as presented. Including the adjustment would effectively follow two different
 Wetteny Joseph
Catalent, Inc.
August 23, 2019
Page 2
         revenue recognition models within the same period, which would represent the use of an individually tailored recognition method. Refer to question 100.04 of the Compliance
         & Disclosure Interpretation for Non-GAAP Financial Measures. Please represent to us that, beginning with your fourth quarter 2019 earnings release, you will revise your future presentations of Adjusted EBITDA and Adjusted Net Income to exclude this adjustment.
Form 10-Q for the Quarterly Period Ended March 31, 2019
Management's Discussion and Analysis of Financial Condition and Results of Operations
Three Months Ended March 31, 2019 compared to the Three Months Ended March 31, 2018
Segment Review
Oral Drug Delivery Segment, page 37

2. In your proposed revised disclosure to our prior comment 4, you removed the term
         "accelerated." The disclosure, however, does not include the reason for the favorable impact of 29% in the third quarter. Please provide us proposed revised disclosure, similar to that provided in your response, that describes the transaction that resulted in the increase in licensing revenue and why this transaction caused the increase. In this regard, refer to your response that states "The transaction that resulted in this licensing revenue consisted of a grant to a third party of the company's right to participate in an arrangement that resulted in a stream of revenue over time in exchange for a one-time up-front license fee."
       You may contact Sasha Parikh at 202-551-3627 or Rolf Sundwall at 202-551-3105 with any questions.



FirstName LastNameWetteny Joseph                               Sincerely,
Comapany NameCatalent, Inc.
                                                               Division of
Corporation Finance
August 23, 2019 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName